AB 5/6/03



03053272

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34602

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sorrento Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4370 La Jolla Village Dr., Ste. 1040
(No. and Street)

San Diego, CA 92122
(City) (State) (Zip Code)

RECD S.E.C
APR 30 2003

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert M. Jaffe (858) 452-3100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lavine, Lofgren, Morris & Engelberg, LLP
(Name – *if individual, state last, first, middle name*)

4180 La Jolla Village Dr., Ste. 300 La Jolla, CA 92037
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert M. Jaffe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sorrento Associates, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SORRENTO ASSOCIATES, INC.

Independent Auditors' Report and Financial Statements

December 31, 2002 and 2001

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of San Diego } ss.

On April 30, 2003 before me, Lori Schingeck,
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared Robert M. Jaffe,
Name(s) of Signer(s)

☐ personally known to me
☒ proved to me on the basis of satisfactory evidence



LORI SCHINGECK
Commission # 1371379
Notary Public - California
San Diego County
My Comm. Expires Aug 22, 2006

to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she~~/~~they~~ executed the same in his/~~her~~/~~their~~ authorized capacity~~(ies)~~, and that by his/~~her~~/~~their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

WITNESS my hand and official seal.

Lori Schingeck
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Form X-17A-5

Document Date: ______________ Number of Pages: ______

Signer(s) Other Than Named Above: ______________

Capacity(ies) Claimed by Signer

Signer's Name: ______________

☐ Individual
☐ Corporate Officer — Title(s): ______________
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______________

Signer Is Representing: ______________



RIGHT THUMBPRINT OF SIGNER
Top of thumb here

SORRENTO ASSOCIATES, INC.

Table of Contents

December 31, 2002 and 2001



LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
BKR International

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
Sorrento Associates, Inc.

We have audited the statements of financial condition of Sorrento Associates, Inc. (the "Company") as of December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the general partner, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sorrento Associates, Inc. as of December 31, 2002 and 2001 in conformity with U.S. generally accepted accounting principles.

As explained in Note 3 to the financial statements, the Company or one of its affiliates is the general partner in each of seven limited partnerships. Assets of the partnerships include certain securities whose values have been estimated by the general partner in the absence of readily ascertainable market values, which securities comprise approximately 68% of the combined net assets of the seven limited partnerships. We have reviewed the procedures used by the general partner in arriving at its estimate of the value of such securities and have inspected underlying documentation, and, in the circumstances, we believe the procedures are reasonable and the documentation appropriate. However, those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material to the partnerships. Accordingly, the differences could be material to the Company.

Lavine, Lofgren, Morris & Engelberg, LLP

April 30, 2003

SORRENTO ASSOCIATES, INC.

Statements of Financial Condition

	As of December 31, 2002	2001
ASSETS		
Cash and cash equivalents	$ 556,946	$ 877,415
Restricted cash	10,000	10,000
Marketable securities owned, at market value	2,764	5,086
Investments in partnerships	103,584	300,575
Income tax receivable	195,026	233,126
Property and equipment at cost, less accumulated depreciation of $205,417 and $288,371 in 2002 and 2001, respectively	222,422	440,581
Note receivable from related party	-	982,267
Deferred tax assets	236,500	176,000
Other assets	54,658	49,053
Total assets	$ 1,381,900	$ 3,074,103
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued liabilities	$ 186,629	$ 699,101
Notes payable	-	670,876
Other liabilities (Note 4)	319,233	343,389
Total liabilities	505,862	1,713,366
COMMITMENTS		
SHAREHOLDER'S EQUITY:		
Common stock; no par value: Authorized shares - 1,000,000; Issued and outstanding shares - 5,000	175,390	175,390
Retained earnings	700,648	1,185,347
Total shareholder's equity	876,038	1,360,737
Total liabilities and shareholder's equity	$ 1,381,900	$ 3,074,103

See accompanying notes to financial statements.

NOTE 1
THE COMPANY

Sorrento Associates, Inc. ("the Company") is a fully-disclosed broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is also the managing general partner or the indirect general partner of seven limited partnerships ("the Partnerships"), which invest in securities generally deemed to be venture capital investments (see Note 3). The Company's principal source of revenue is from management fees relating to the Partnerships. The Company reincorporated into a Delaware corporation from a California corporation in June of 2001.

NOTE 2
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments in Partnerships

The equity method is used to account for the investments in partnerships.

Marketable Securities

Marketable securities consist of common stock and are valued at market value. The increase or decrease in unrealized gains and losses during the year are included in current year operations. The Company follows industry practice and records security transactions on the trade date.

NOTE 2
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

Property and Equipment

Property and equipment includes furnishings, fixtures, equipment and automobiles which are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (generally five to seven years). Leasehold improvements are amortized over the shorter of the useful life of the assets or the remaining lease term. Expenditures for maintenance and repairs are charged to expenses as incurred.

Cash Equivalents

The Company considers as cash equivalents all highly liquid short-term investments with a maturity of three months or less when purchased.

Income Taxes

The Company provides for income taxes utilizing the liability method. Under the liability method, current income tax expense or benefit represents the amount of income taxes expected to be payable or refundable for the current year. A deferred income tax asset or liability is established for both the expected future impact of differences in the financial reporting and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax credits and loss carryforwards. Deferred income tax expense (benefit) is the change during the year in the net deferred income tax asset or liability. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be more likely than not realized.

Reclassification

Certain amounts in 2001 have been reclassified to conform to the presentation in 2002.

Concentration of Credit Risk

From time to time, the Company's balances in its bank accounts exceed FDIC limits. The Company periodically evaluates the risk of exceeding insurance levels and makes transfers as it considers appropriate. The Company has not experienced any losses with regards to balances in excess of insured limits.

NOTE 3
INVESTMENTS IN PARTNERSHIPS

Summary of Investments

The Company has a general partner interest in Sorrento Equity Partners, L.P. ("SEP"), Sorrento Equity Partners II, L.P. ("SEPII"), Sorrento Equity Partners III, L.P. ("SEPIII") and Sorrento Equity Partners IV, L.P. ("SEPIV"). SEP is the general partner of Sorrento Ventures II, L.P "SVII"). SEPII is the general partner of Sorrento Ventures IIB, L.P. ("SVIIB") and Sorrento Ventures IIC, L.P. ("SVIIC") and is a limited partner of Sorrento Equity Growth Partners I, L.P. ("SEGPI"), which is the general partner of Sorrento Growth Partners I, L.P. ("SGPI"). SEPIII is the general partner of Sorrento Ventures III, L.P. ("SVIII") and Sorrento Ventures CE, L.P. ("SVCE"). SEPIV is the general partner of Sorrento Ventures IV L.P. ("SVIV"). SVII, SVIIB, SVIIC, SGPI, SVIII, SVCE and SVIV (the Partnerships) are limited partnerships which invest in securities of companies located primarily in San Diego. The investment securities are generally deemed to be venture capital investments. The Company has assigned certain interests in its general partnership interests to employees.

SGPI is licensed as a Small Business Investment Company ("SBIC") and is thus eligible to receive funding backed by the U.S. Small Business Administration ("SBA") in addition to private capital investments. The SBA, through its Participating Preferred Limited Partnership Interests, is allocated a priority return each year of approximately 7% on its investment. The cumulative priority allocations are payable only to the extent of net cumulative operating profits of SGPI. SVIIB and SVIIC own approximately 69.8% and 29.2%, respectively, of the total private limited partnership interests of SGPI and account for their investments using the equity method of accounting.

On November 9, 2001, December 8, 2000, September 11, 1998, August 28, 1996 and August 30, 1995, the SBA purchased $2,000,000, $1,600,000, $5,000,000, $2,700,000 and $5,000,000 of Participating Preferred Limited Partnership Interests ("Interests"), respectively. These Interests entitle the SBA to preferential distributions from the Investee Partnership, determined as follows:

> First, the SBA is entitled to a return based upon the Interests it has purchased. This return, referred to as a "prioritized payment", is calculated based upon a percentage of the total amount of Interests purchased to date by the SBA. The percentage is fixed within three months of the date of funding and is 7.4% for Interests purchased in 1995 and 1996, 6.1% for the Interest purchased in 1998, 6.6% for interests purchased in 2000 and 6.0% for Interest purchased in 2001. The Interests purchased in 1998, 2000 and 2001 are subject to an additional 1% prioritized payment. The prioritized payments are cumulative until paid, and are only payable to the extent of any net realized increases in partners' capital resulting from operations. SGPI made no cumulative prioritized payment during the years ended December 31, 2002 and 2001.

NOTE 3
INVESTMENTS IN PARTNERSHIPS — Continued

Summary of Investments — Continued

Additionally, the SBA is entitled to receive a share of the realized profits. This share, referred to as a "profit participation", is calculated based upon a percentage of net realized increases in partners' capital resulting from operations after deducting cumulative prioritized payments. The percentage is recalculated at the dates of the purchase of additional Interests in accordance with SBIC Regulations, and was approximately 8.7% and 9.3% at December 31, 2002 and 2001, respectively.

As ultimate general partner, the Company may be liable for the obligations of SVII, SVIIB, SVIIC, SVIII, SVCE and SVIV to the extent obligations exceed assets.

Profit and Loss Allocations

Pursuant to the partnership agreements, profits and losses of SVII, SVIIB, SVIIC, SVIII, SVCE and SVIV are generally allocated as follows:

The net profit, if any, for a taxable year will be allocated 1% to the general partner and 99% to the limited partners to the extent that cumulative net losses have previously been allocated to the partners. Otherwise, any net profit will be allocated 20% to the general partner and 80% to the limited partners, except for profits on sales of portfolio investments acquired as unrestricted by SVII, SVIIB or SVIIC which will be allocated 15% to the general partner and 85% to the limited partners.

The net loss, if any, for a taxable year will be allocated 20% to the general partner and 80% to the limited partners, except for losses on sales of portfolio investments acquired as unrestricted by SVII, SVIIB or SVIIC which will be allocated 15% to the general partner and 85% to the limited partners, to the extent that cumulative net profits have previously been allocated to the partners. Otherwise, any net loss will be allocated 1% to the general partner and 99% to the limited partners.

Profits and losses are generally allocated 100% to the limited partners for SEP, 5% to the general partner and 95% to the limited partners for SEPII and 20% to the general partner and 80% to the limited partners for SEPIII and SEPIV.

SORRENTO ASSOCIATES, INC.

Notes to Financial Statements

December 31, 2002 and 2001

NOTE 3
INVESTMENTS IN PARTNERSHIPS — Continued

Profit and Loss Allocations — Continued

Pursuant to the partnership agreements of SVII, SVIIB, SVIIC, SVIII, SVCE, and SVIV all cash which the general partner does not expect to use for the operations of the Partnership, investment by the Partnership or for creation of reasonable reserves will be distributed to the partners. All cash and stock distributions are distributed first to return the amount of the partners' capital contributions (1% to the general partner and 99% to the limited partners). After 100% of the amount of the capital contributions has been returned, subsequent distributions are allocated 20% to the general partner and 80% to the limited partners. Regarding SVII, SVIIB and SVIIC, distributions relating to portfolio investments acquired as unrestricted are allocated 15% to the general partner and 85% to the limited partners.

Profits and losses of SGPI are allocated first to the SBA in the amount set forth under the SBIC Act, and then 1% to the general partner and 99% to the private limited partners.

Summarized Financial Information

Summarized financial information for the Partnerships as of and for the year ended December 31, 2002 is as follows:

Condensed Statements of Assets and Liabilities as of December 31, 2002

	SVII	SVIIB	SVIIC	SGPI	SVIII	SVCE	SVIV
Portfolio investments	$ 812,209	$ 546,121	$ -	$ 10,902,024	$ 13,329,165	$ 2,803,510	$ 5,646,548
Investment in SGPI (*)	-	-	-	-	-	-	-
Cash, cash equivalents and short-term investments	401,608	2,024,933	981,312	2,218,924	5,526,807	1,116,868	3,443,208
Other assets	246	1,734	486	135,913	2,044	831	2,612
Current liabilities	(16,175)	(13,825)	(13,074)	(21,465)	(19,515)	(13,685)	(15,725)
Partners' capital	$ 1,197,888	$ 2,558,963	$ 968,724	$ 13,235,396	$ 18,838,501	$ 3,907,524	$ 9,076,643

(*) Accounted for using the equity method.

NOTE 3
INVESTMENTS IN PARTNERSHIPS — Continued

Summarized Financial Information — Continued

Condensed Statements of Changes in Net Assets for the year ended December 31, 2002

	SVII	SVIIB	SVIIC	SGPI	SVIII	SVCE	SVIV
Operating income (loss)	$ (109,086)	$ 26,599	$ 272	$ (575,128)	$ (934,670)	$ (204,302)	$ (546,704)
Net realized gain (loss) on investments	269,428	663,110	-	(871,242)	(2,283,824)	(475,702)	(1,321,956)
Increase (decrease) in net unrealized appreciation of investments	(2,586,478)	(511,004)	(1,124,351)	(3,687,961)	(3,669,700)	(743,653)	320,540
Decrease in net unrealized loss on investments in limited partnership	-	(2,691,071)	-	-	-	-	-
Capital contributions from partners	-	-	-	700,000	-	-	-
Distributions	(1,017,660)	(1,061,599)	-	(1,322,902)	(1,349,643)	(287,759)	
Decrease in Partners' capital	$ (3,443,796)	$ (3,573,965)	$ (1,124,079)	$ (5,757,233)	$ (8,237,837)	$ (1,711,416)	$ (1,548,120)

As disclosed in the notes to the Partnerships' financial statements, the Partnerships value their portfolio investments at public fair market value, or if there is not a public market, the fair value is determined by the general partner. Portfolio investments of the Partnerships which were valued by the general partner are as follows:

	SVII	SVIIB	SVIIC	SGPI	SVIII	SVCE	SVIV
December 31, 2002	$ 786,439	$ 535,390	$ -	$ 10,535,483	$ 13,320,175	$ 2,800,512	$ 5,646,548

At December 31, 2002, the Company, as general partner or ultimate general partner, is committed to make additional capital contributions to the Partnerships totaling $34,331.

NOTE 4
BENEFIT PLANS

The Company has a money purchase pension plan subject to vesting. Generally, employees must complete one year of service and attain 21 years of age to become eligible for the plan. Currently, the Company's annual contribution to the plan equals 10% of the annual base compensation of all participants with allocations to each participant based on relative compensation levels. Benefits in the form of an annuity or lump-sum distribution are paid upon retirement at age 65 or thereafter, death, disability or termination of employment.

The Company adopted a defined benefit pension plan effective January 1, 2000. The benefit is to be based on the employee's highest three-year average salary. Employees are eligible after one year of employment. After two years of employment, employees become 20% vested and are fully vested after six years of employment. The Company's annual obligation is actuarially determined and $78,498 has been accrued at December 31, 2002 for the contribution relating to 2002. The amount of $92,163 was paid in 2002 for contributions relating to 2001.

The following table sets forth the plan's funded status and amounts recognized in the Company's statement of financial condition at December 31, 2002:

Fair value of plan assets at December 31, 2002	$	121,073
Benefit obligation at December 31, 2002		(181,686)
Funded status	$	(60,613)

Weighted-average assumptions as of December 31, 2002:

Discount rate	7 %
Expected return on plan assets	8 %
Rate of compensation increase	0 %

NOTE 4
BENEFIT PLANS – Continued

In addition, the Company has a 401(k) plan. The Company approved an amendment to the 401(k) plan to freeze employee deferrals effective January 1, 2001.

Effective January 1, 1998, the Company established a non-qualified deferred compensation plan (the "NQDC Plan"). Each qualified employee and qualified director may elect to defer the receipt of up to 15% of his or her compensation each year in 1% increments.

The NQDC Plan provides for investment elections as deemed appropriate by the NQDC committee. Currently the committee has elected to have all the funds invested in money market funds. The participants of the NQDC plan receive allocations to their account equal to the net investment return of the funds. The Company may make contributions in addition to the participant's own deferrals at its discretion to which the employee will vest 20% per year, after two full years of service, until fully vested. During 2000, the Company amended vesting for Company contributions made after June 30, 2000, as defined in the amendment. Payments of the participant's distributable or vested benefits are made upon termination, retirement, death or disability. Benefits may be paid in the form of a lump sum or in equal annual installments over five, ten, or fifteen years as elected by the participant.

The Company holds the NQDC Plan assets in a "Rabbi Trust". The NQDC Plan assets, in the amount of $404,467 and $343,389, are included in cash and cash equivalents in the accompanying statements of financial condition as of December 31, 2002 and 2001, respectively. The NQDC Plan obligations, in the amount of $319,233 and $343,389, are included in other liabilities in the accompanying statements of financial condition as of December 31, 2002 and 2001, respectively. Earnings from the NQDC Plan assets were $6,077 and $11,930 during 2002 and 2001, respectively. The Company made the 2001 accrued employer contribution of $55,000 in 2002 and had no accrued employer contribution as of December 31, 2002.

NOTE 5
INCOME TAXES

Deferred tax liabilities result principally from unrealized gains arising from investments in partnerships as well as securities held. Deferred tax assets result from differences in depreciation expense between book and tax and from the non-qualified retirement plan which has not been deducted for income tax purposes. Deferred tax assets have been netted against deferred tax liabilities resulting in net deferred tax assets in 2002 and 2001.

For fiscal 2002, the Company carried back the federal net operating loss of approximately $131,000 in order to obtain a refund of approximately $44,500. This amount is included in income tax receivable. The California net operating loss of approximately $100,000 is currently suspended indefinitely and has been completely offset by a valuation allowance.

NOTE 6
OTHER RELATED PARTY TRANSACTIONS

Sale of Investment Property - Pursuant to a 1998 agreement, the Company's shareholder exercised his right in 2001 to buy the Company's interest in the investment property at full cost. The sale resulted in a note receivable of $963,961 due from the Company's shareholder and is secured by a second deed of trust. Additionally, the Company's shareholder had a payable to the Company of $18,306 for furniture and fixtures related to the investment property. This amount was paid in January 2002. Also during 2002, the note receivable was sold to a related party established by the shareholder in the amount of $551,518.

Limited partners of the Partnerships are also members of the Partnerships' advisory boards. The Partnerships have investments in entities whose boards of directors include individuals who are also partners of the Partnerships.

NOTE 7
DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Management believes that all financial instruments of the Company are reported in the financial statements either at fair market value or at amounts which approximate fair market value.

NOTE 8
COMMITMENTS

The Company leases its office space under an operating lease that expires in June 2006. Future minimum lease commitments at December 31, 2002 are as follows:

Year		Amount
2003	$	252,099
2004		259,525
2005		266,950
2006		136,260
	$	914,834

NOTE 9
NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both of which are defined terms, shall not exceed 15 to 1. The Company's minimum required net capital was $33,724 at December 31, 2002. At December 31, 2002, the Company had net capital of $60,255, which did meet the minimum net capital requirement.

NOTE 10
LONG-TERM DEBT

Outstanding principal balances of notes payable are summarized as follows:

	2002	2001
Unsecured variable interest rate note payable with interest at bank prime plus .5% (5.5% at December 31, 2001) to bank payable in monthly installments of $26,436, including interest, due June 6, 2003	$ -	$ 429,995
Unsecured variable interest rate note payable with interest at bank prime plus .5% (5.5% at December 31, 2001) to financial institution, payable in monthly installments of $12,068, including interest, due October 7, 2003	-	240,881
Total notes payable	$ -	$ 670,876

The above notes payable were paid off on September 13, 2002.



LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
BKR International

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE

To the Board of Directors and Shareholder of
Sorrento Associates, Inc.

In planning and performing our audit of the financial statements of Sorrento Associates, Inc. (the "Company"), for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in

accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lavine, Lofgren, Morris & Engelberg, LLP

April 30, 2003